EXHIBIT 12


                                                     CONFORMED COPY

                      MANUFACTURING AGREEMENT AMENDMENT

          This Manufacturing Agreement Amendment ("Amendment") is effective as of the date of purchase of shares of stock of Marion Merrell Dow Inc., a Delaware corporation with its principal place of business in Kansas City, Missouri ("MMD"), owned by The Dow Chemical Company, a Delaware corporation with its principal place of business in Midland, Michigan ("DOW"), by H Pharma Acquisition Corp., a Delaware corporation. This Amendment between DOW and Merrell Dow Pharmaceuticals, Inc., a Delaware corporation with its principal place of business in Cincinnati, Ohio and a wholly-owned subsidiary of MMD ("MDPI"), amends the Manufacturing Agreement between DOW and MDPI dated April 1, 1992 ("Manufacturing Agreement").

          DOW and MDPI agree as follows:

          1. This Amendment adopts the defined terms stated in the Manufacturing Agreement.

          2. Section 2.2(e) is amended and replaced in its entirety with the following:

               (e) For each year beginning with 1996, shall pay to DOW

               (i)    a Fee of $9,700,000 per year payable in
                      accordance with Section 4.3;

               (ii) plus $300,000 per year for reimbursement of General Administrative Costs;

               (iii) plus a sum for Gain Sharing as formalized between the parties in the Operating
                      Principles. Gain Sharing shall be subject to a $500,000 yearly cap.

          3. Section 14.1 is amended and replaced in its entirety with the following:

               14.1 Term. The term of this Agreement shall commence on April 1, 1992 and extend until June 30, 2000. The Agreement shall be automatically extended for two additional one year periods through June 30, 2002, unless terminated under Section 14.2.

          4. Section 14.2 is amended and replaced in its entirety with the following:

               14.2   Termination.

               (a)    Either party shall have the right to
               terminate this Agreement effective June 30, 2000 or June 30, 2001 by providing the other party with at least three years' prior written notice of termination.

               (b) MDPI may terminate the manufacture of any given Substance at the end of a calendar quarter by providing one years' prior written notice to DOW. Such termination shall not relieve MDPI of responsibility for payment of the Fee, General Administrative Costs, or Gain Sharing as stated in
               Section 2.2; however, Dow shall use its reasonable best efforts to reduce Production Costs for the remaining Substances due to reduction in the number of Substances being produced in the Dedicated Facilities. If any accepted orders for a Substance which is terminated are outstanding when termination was supposed to occur, then such termination shall not be effective until completion of the outstanding orders.

          5. Section 16.8 is amended and replaced in its entirety with the following:

               16.8 Disposition of Dedicated Facilities. MDPI must sell to DOW and DOW must purchase from MDPI, the Dedicated Facilities upon termination of this Agreement. The purchase price is to be sixty percent of the residual book value of the Dedicated Facilities at the time of termination of this Agreement. For the purpose of making this calculation, the parties agree that as of April 1, 1995 the book value of the Dedicated Facilities (assuming and including the completion of projects in progress) was $92,000,000. The parties agree that the residual book value of the Dedicated Facilities shall be based on a 10 year straight line depreciation from April 1, 1995. Any capital spent by MDPI (other than capital for the completion of the projects in progress on April 1, 1995) to maintain, improve or add to the Dedicated Facilities shall be MDPI's responsibility and DOW shall have no obligation to pay MDPI for such improvements to the Dedicated Facilities unless otherwise agreed in writing. Therefore, assuming completion of projects in progress on April 1, 1995, if the Agreement terminates on June 30, 2000, DOW shall pay to MDPI $27,600,000 for the Dedicated Facilities. The Dedicated Facilities will be sold as is, where is, and with a warranty that the facilities are free and clear of any lawful security interests or liens but with no other warranties.

          6. DOW and MDPI may decide to extend the manufacturing relationship addressed in this Amendment and the Manufacturing Agreement. To the extent that the parties have negotiations regarding an extension of the term of the Manufacturing Agreement, DOW agrees to include in those discussions the possibility for paying to MDPI an increased percentage of the residual book value of the Dedicated Facilities as stated in Section 16.8 of the

          Manufacturing Agreement.

          7. The parties agree that to the extent this Amendment is inconsistent with the Ground Lease, this Amendment supersedes the Ground Lease. Upon DOW's purchase of the Dedicated Facilities from MDPI, the parties agree that the Ground Lease simultaneously terminates to the extent that it applies to the Dedicated Facilities. Notwithstanding the foregoing, MDPI shall not be released from its obligations under Article XIV of the Ground Lease regarding the Dedicated Facilities except that MDPI shall be relieved of any responsibility under Article XIV(a) to remove, demolish, and dispose of any Buildings and Equipment; and DOW shall not be released from its obligations under Article XVIII of the Ground Lease.

          8. All of the other terms and conditions of the Manufacturing Agreement continue in full force and effect.

          The parties have caused this Agreement to be executed by their duly authorized representatives.

          THE DOW CHEMICAL COMPANY      MERRELL DOW PHARMACEUTICALS, INC.

          /s/ Enrique C. Falla          /s/ Charles D. Dalton
          Name:  Enrique C. Falla       Name:  Charles D. Dalton
          Title: Executive Vice         Title: Vice President
                 President and
                 Chief Financial
                 Officer